UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of September 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                   PRESS RELEASE
[LOGO - TELEVISA]                                  FOR IMMEDIATE RELEASE
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                 GRUPO TELEVISA ISSUES STATEMENT REGARDING
                          RECENT MEDIA SPECULATION

Mexico City, September 18, 2006--In light of recent media speculation, Grupo Televisa S..A. (NYSE:TV; BMV:TLEVISA CPO) reported today that it does not intend to make another bid for Univision Communications Inc. (NYSE:
UVN).


Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.


                                    ###

TELEVISA INVESTOR RELATIONS CONTACTS:          MEDIA RELATIONS CONTACTS:

MICHEL BOYANCE / ALEJANDRO EGUILUZ             MANUEL COMPEAN
Tel: +52 (55) 5261-2445                        Tel: +52 (55) 5728-3815
Fax: +52 (55) 5261-2494                        Fax: + 52 (55) 5728-3632
ir@televisa.com.mx                             mcompean@televisa.com.mx

                                               JEREMY FIELDING / SCOTT HYNES
                                               Kekst and Company
                                               Tel: +1 (212) 521-4800

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: September 18, 2006                    By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President